APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rule G Brewing Company LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period
	1/1/2021 to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**-**

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Rule G Brewing Company   **Balance Sheet**

Assets

Current assets:	Previous Year	Current Year
Cash Rule G Checking Account		79,952.99
Amex Blue Business Card	-	2,000.00
Amex Gold Delta Card		3,000.00
Truist Bright Card		2,038.96
Bank of America WWF Card		12,000.00
TD Cash Card		16,000.00
LLC Filing Fee Paid		130.00
Fictitious Name Fee Paid		50.00
Inventories	-	26,053.55
Brewing Equipment Paid Finance	-	54,619.59
Seek Capital Fees Paid		4,136.95
Legal Fees Paid		4,604.90
Pre-paid Rent	-	11,179.99
Pre-paid Insurance	-	817.00
Architects Fees Paid		18,423.00
Total current assets	**-**	**235,006.93**

Fixed assets:	Previous Year	Current Year
Property and equipment	-	-
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**-**	**-**

Other assets:	Previous Year	Current Year
Goodwill	-	-
Total other assets	**-**	**-**

Total assets   -   235,006.93

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable: See Below	-	-
Ralph E. Rapa Contribution		20,000.00
Truist Bright Card Balance		8,461.04
Remaining Balance of Brewing Equipment	-	95,380.41
Remaining Balance of Lending Club Loan	-	34,665.48
Amount owed to Mainvest Investors	-	76,500.00
Total current liabilities	**-**	**235,006.93**

I, Ralph E. Rapa, certify that:

1. The financial statements of Rule G Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Rule G Brewing Company has not been included in this Form as Rule G Brewing Company was formed on 02/22/2021 and has not filed a tax return to date.

Signature   *Ralph E. Rapa*

Name: Ralph E. Rapa

Title: President